

July 16, 2010

Mr. Albert O. Cornelison, Jr.
Executive Vice President and General Counsel
Halliburton Company
3000 North Sam Houston Parkway East
Houston, TX 77032

> **Re:** **Halliburton Company**
> **Registration Statement on Form S-4**
> **Filed May 7, 2010**
> **File No. 333-166656**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 17, 2010**
> **Definitive Proxy Statement filed April 5, 2010**
> **File No. 001-03492**

Dear Mr. Cornelison:

We have reviewed your response filed June 25, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 3, 2010.

Form S-4

1.  In your letter of response dated June 25, 2010, you indicate that you will provide responsive disclosure in future filings, not specifying whether you intend to include the responsive information in the amended Form S-4.  Please comply with prior comments 2 and 3 in the Form S-4, either in a "Recent Developments" or the "Risk Factors" section.  As appropriate, also provide in the amended Form S-4 the information regarding affected contracts which was the subject of prior comment 9.

2.  We note from your proposed disclosure provided in response to prior comment two that BP Exploration & Production, Inc. may contest your right to indemnification or

otherwise seek to avoid their obligations or that indemnification might be deemed unenforceable. Further clarify under what circumstances the indemnities might not be enforceable, or why the operator would not indemnify you, and whether such circumstances are likely to occur. For example, disclose whether the operator has asserted that the indemnities are not enforceable or that the operator does not intend to indemnify you.

3. Please update your disclosure to the date of the prospectus. For instance, evaluate the potential for continuing operations in the Gulf of Mexico in light of the moratorium issued July 12, 2010, by the Bureau of Energy Management, Regulation, and Enforcement, which applies to all drilling operations that use subsea blowout preventers (BOP) or surface BOPs on floating facilities.

Risk Factors, page 24

4. You suggest that the reader refer to risk factors contained in other filings. However, with regard to the amended Form 10-K, the proposed "Explanatory Note" which appears in Annex B to your letter of response dated June 24, 2010, makes clear that the disclosure "speaks as of February 17, 2010…." In light of the subsequent events in the Gulf of Mexico, please include an updated and comprehensive Risk Factors discussion in the amended Form S-4. See General Instruction D.1 to Form S-4, which references Regulation C. Rule 411(a) of Regulation C indicates that, with a few exceptions, "[I]nformation shall not be incorporated by reference in a prospectus." Rule 411(d) further instructs that "Information shall not be incorporated by reference in any case where such incorporation would render the statement incomplete, unclear or confusing."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Suying Li at (202) 551-3335, Shannon Buskirk at (202) 551-3717, or Chris White, Branch Chief, at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271, or in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions. If you require further assistance, you may contact the undersigned at (202) 551-3745.

Sincerely,


H. Roger Schwall
Assistant Director


cc:     Via Facsimile (832) 397-8071
        William T. Heller IV
        Thompson & Knight LLP